SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.  1   )*


Allied Capital Lending Corporation
(Name of Issuer)


Common Stock, par value $.001 per share
(Title of Class of Securities)


019042100
(CUSIP Number)

Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 019042100
13G

(1)	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	Liberty Investment Management
	59-3263582

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(A)
(B)

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
	State of Florida

(5)	SOLE VOTING POWER
	393,753

(6)	SHARED VOTING POWER

(7)	SOLE DISPOSITIVE POWER
	393,753

(8)	SHARED DISPOSITIVE POWER

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
	393,753

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	7.69%

(12)	TYPE OF REPORTING PERSON*
	IA

Item 1(a)	Name of Issuer:

		Allied Capital Lending Corporation


Item 1(b)	Address of Issuer's Principal Executing Offices:

		1666 K Street NW, Suite 901
		Washington, DC  20006-2803


Item 2(a)	Name of Person Filing:

		Liberty Investment Management, Inc.


Item 2(b)	Address of Principal Business Office:

		2502 Rocky Point Drive, Suite 500
		Tampa, Florida  33607


Item 2(c)	Citizenship:

		Florida


Item 2(d)	Title of Class of Securities:

		Common Stock, par value $.001 per share

Item 2(e)	CUSIP Number:

		019042100

Item 3	Type of Reporting Person:

		(e)	Investment Adviser registered under Section 203
of the Investment Advisors Act of 1940


Item 4	Ownership as of December 31, 1996:

		(a)	Amount Beneficially Owned:

			393,753 shares of common stock beneficially owned including:

										No. of Shares
Liberty Investment Management, Inc.			393,753


		(b)	Percent of Class:
			7.69%

		(c)	Deemed Voting Power and Disposition Power:

Liberty Investment Management, Inc.

(i)			(ii)			(iii)			(iv)
						Deemed			Deemed
Deemed		Deemed		to have			to have
to have		to have		Sole Power		Shared Power
Sole Power	Shared Power	to Dispose		to Dispose
to Vote or	to Vote or	or to			or to
to Direct		to Direct		Direct the		Direct the
to Vote		to Vote		Disposition		Disposition

393,753		-----		393,753			----


Item 5	Ownership of Five Percent or Less of a Class:

		If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.


Item 6	Ownership of More than Five Percent on Behalf of
Another Person:

		N/A

Item 7	Identification and Classification of the Subsidiary
which Acquired the Security Being Reported on by the Parent
Holding Company:

		N/A

Item 8	Identification and Classification of Members of the
Group:

		N/A

Item 9	Notice of Dissolution of Group:

		N/A

Item 10	Certification:

		By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

		Signature

		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 15, 1997

				Liberty Investment Management, Inc.




				Michael L. McKee
				General Manager